                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934


For the Month of                    April 2003
                 ---------------------------------------------------------------


                           Agnico-Eagle Mines Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


            145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7
--------------------------------------------------------------------------------


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40-F.]

         Form 20-F    X                         Form 40-F
                   -------                                -------


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                           No    X
                          -------                      -------

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____________

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       AGNICO-EAGLE MINES LIMITED





Date:    April 23, 2003                By: (SIGNED) SEAN BOYD
     -------------------------             -------------------------------------
                                           President and Chief Executive Officer

STOCK SYMBOLS:        AEM (NYSE)            FOR FURTHER INFORMATION:
                      AGE (TSX)             BARRY LANDEN, V.P. CORPORATE AFFAIRS
                                            AGNICO-EAGLE MINES LIMITED
                                            (416) 947-1212

 (ALL AMOUNTS EXPRESSED IN U.S. DOLLARS UNLESS OTHERWISE NOTED)

                   AGNICO-EAGLE REPORTS FIRST QUARTER RESULTS

Toronto, Canada (April 23, 2003) - AGNICO-EAGLE MINES LIMITED today reported a net loss of $6.2 million, or $0.07 per share in the first quarter of 2003 compared to net income of $0.5 million, or $0.01 per share last year. Included in the first quarter 2003 results is a one-time net of tax non-cash charge of $1.7 million, or $0.02 per share, representing the cumulative effect of the adoption of a new US GAAP accounting standard, FAS 143, relating to future reclamation obligations. Management's Discussion and Analysis for the first quarter of 2003 is appended to this press release.

FIRST QUARTER RESULTS NEGATIVELY IMPACTED BY ROCK FALL

Gold production in the first quarter was below the Company's expectations with 55,005 ounces produced compared to 60,259 ounces in the first quarter of 2002. Cash operating costs increased from $129 per ounce to $169 per ounce due to lower gold and byproduct zinc production and a stronger Canadian dollar, only partly offset by higher silver and copper production. Total cash operating costs, including the El Coco royalty, increased to $243 per ounce from $161 per ounce.

The main reason for the production shortfall was a previously reported fall of ground at the Company's LaRonde gold mine in Quebec. This event delayed the extraction of gold/copper mining blocks in March and caused higher than planned dilution in the mining blocks affected by the rock fall.

The key facts behind this incident are as follows:

     o The fall of an estimated 30,000 tons of rock, which occurred over a period of approximately two weeks, was due to an accumulation of localized stresses. It was not a rock burst and was not caused by depth or the mining method used at LaRonde. As this was only the fifth mining block extracted from the lower level mining horizon, there was an accumulation of localized stresses along both the eastern and western limits of the mined out area. The fall was triggered by a production blast immediately below the caved area. The area stabilized on its own allowing for the removal of the blasted ore and material that caved.
     o There were no injuries and no damage to equipment or underground infrastructure. Mining, development and processing operations continued and LaRonde's large gold reserve and resource base is unaffected.

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     o    The impact on production could not be assessed until the end of March when the fallen rock was removed, the draw point brow exposed, the caved area surveyed, the cause determined, recovery plan and new mining sequence devised. LaRonde previously experienced similar events at Shaft #1 closer to surface, that had no impact on production.
     o Remedial work, which included filling the original 100 foot high mining block from Level 212, has been completed. The remaining caved area above Level 212 will be filled from Level 209 by the end of May.
     o Other remedial work includes accelerating the pyramidal mining sequence in the second quarter, by reducing the width of four mining blocks to 40 feet from 50 feet. The smaller mining blocks will permit faster ore extraction and minimize dilution. This will result in reduced tonnage from the gold/copper area of the mine during the second quarter, with normal underground mining operations expected to resume during the third and fourth quarter.

IMPACT ON 2003 GOLD PRODUCTION AND TOTAL CASH OPERATING COSTS

As previously disclosed, the Company expects its 2003 gold production to be approximately 300,000 ounces, or 20% lower than the previous target of 375,000. This revision is a timing issue as opposed to a loss of gold production. As a precaution, the Company decided to delay the extraction of 10 mining blocks in the lower part of the mine into 2004. This higher grade gold tonnage will be replaced with already developed zinc/silver ore in the upper part of the mine. As a result of this gold production shortfall, a stronger than anticipated Canadian dollar and lower than expected silver prices, total cash operating costs to produce an ounce of gold in 2003 are projected to be $180 per ounce, including an estimated El Coco royalty of $21 per ounce, or 44% higher than the Company's previous target of $125 per ounce.

A summary of the impact on the metal production and cash operating cost estimates, together with the material assumptions used in the Company's estimates, follows:

----------------------------------------------------------------------------------------------------------------------------
                                                                  REVISED ESTIMATE                           PRIOR ESTIMATE
----------------------------------------------------------------------------------------------------------------------------
Ore processed (000's tons)                                                   2,700                                    2,800

Gold grade (oz./t)                                                            0.12                                     0.14

Payable metal production:
         Gold (ozs.)                                                       300,000                                  375,000
         Silver (000's ozs.)                                                 4,000                                    3,800
         Zinc (000's lbs.)                                                  94,000                                   84,000
         Copper (000's lbs.)                                                26,000                                   31,000

Total cash operating costs ($/oz.)                                             180                                      125

Assumptions:
         Gold ($/oz.)                                                          320                                      310
         Silver ($/oz.)                                                       4.60                                     5.00
         Zinc ($/lb.)                                                         0.36                                     0.36
         Copper ($/lb.)                                                       0.75                                     0.75
         US$/C$ exchange rate                                                 1.47                                     1.53
----------------------------------------------------------------------------------------------------------------------------

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The estimated sensitivity of LaRonde's 2003 total cash operating costs to a 10%
change in metal prices and exchange rates follows:

----------------------------------------------------------------------------------
VARIABLE                              IMPACT ON TOTAL CASH OPERATING COSTS ($/OZ.)
----------------------------------------------------------------------------------
US$/C$                                                                         23
Silver                                                                          6
Copper                                                                          6
Zinc                                                                            5
Gold                                                                            2
----------------------------------------------------------------------------------

LARONDE OPERATING PERFORMANCE IMPROVING

Despite the difficulties stemming from the rock fall in the quarter, the Company continued to optimize the LaRonde operation. Three key performance indicators continued to improve including:

     o Development performance on the lower level which was above plan in the quarter.
     o Ore tonnage mined from the lower levels represents 42% of the mill feed currently mined despite the rock fall and the lack of an ore handling facility and crushing plant, which is under construction.
     o Average daily mill throughput increased to 6,696 tons in the first quarter, with March averaging 6,903 tons per day. In April, the mine and mill to date have averaged 7,978 tons per day after being idle for the first four days of the month for scheduled preventative maintenance. Mill recoveries have remained on target.

Productivity is expected to steadily improve on the lower levels as the impact of the improved development performance continues to provide more mining blocks. Also impacting future productivity will be the availability of the second underground crusher in May.

LARONDE CONTINUES AGGRESSIVE DRILLING PROGRAM

Nine drill rigs were in operation during the quarter, completing nearly 55,000 feet of diamond drilling on the following target areas:

     o    Definition drilling on Zone 20 North between Levels 170 to 206
     o    Testing Zone 7 between Levels 170 to 215.
     o Production delineation drilling on Zone 20 North between Level 137 and 209.
     o    Definition drilling on Zone 20 North below Level 215.
     o    Exploration drilling on Zone 20 North at depth.

Increased access from lower level haulage drifts and production draw points permitted more emphasis to be placed on ZONE 7 which had previously not been definition drilled. Definition and delineation drilling started on Zone 7 from Levels 170, 206 and 215. The results, which are summarized below, were better than expected and have not yet been incorporated in the revised 2003 production target:

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
--------------------------------------------------------------------------------------------------------------------------
                    TRUE                               GOLD(OZ/TON)
    DRILL HOLE      THICKNESS(FT)      FROM     TO     CUT(1.0 OZ)         SILVER(OZ/TON)     COPPER(%)        ZINC(%)
--------------------------------------------------------------------------------------------------------------------------
      3194-68             9.2         511.8    523.0          0.24              0.60             0.24           1.95
--------------------------------------------------------------------------------------------------------------------------
      3206-17             9.2         547.6    557.4          0.34              1.12             0.35           2.32
--------------------------------------------------------------------------------------------------------------------------
      3206-19             9.8         508.2    518.7          0.29              0.78             0.56           1.50
--------------------------------------------------------------------------------------------------------------------------
      3206-20             9.2         583.3    594.5          0.17              1.00             0.27           3.57
--------------------------------------------------------------------------------------------------------------------------
      3206-24             9.2         710.6    721.4          0.15              0.79             0.62           2.39
--------------------------------------------------------------------------------------------------------------------------
      3215-31             9.2         493.4    502.6          0.52              1.45             0.66           2.40
--------------------------------------------------------------------------------------------------------------------------
      3215-48             9.2         525.3    535.1          0.16              0.29             0.11           0.39
--------------------------------------------------------------------------------------------------------------------------
      3215-49             9.2         493.4    502.9          0.34              0.55             0.25           2.02
--------------------------------------------------------------------------------------------------------------------------
      3215-52             9.2         540.3    549.5          0.26              0.85             0.41           0.68
--------------------------------------------------------------------------------------------------------------------------

DEEP DRILLING tested Zone 20 North below the bottom of the Penna Shaft with the objective of acquiring sufficient drill hole density to continue the conversion of resource to reserve. As previously reported, the program was successful in converting 1.0 million ounces of gold into reserves in 2002. Additional drilling not previously reported follows:

--------------------------------------------------------------------------------------------------------------------------
                  TRUE                                      GOLD(OZ/TON)
   DRILL HOLE     THICKNESS(FT)      FROM          TO       CUT(1.5 OZ)       SILVER(OZ/TON)     COPPER(%)      ZINC(%)
--------------------------------------------------------------------------------------------------------------------------
    3215-34A           72.2         2,054.1     2,175.8          0.12              0.89            0.71          0.04
--------------------------------------------------------------------------------------------------------------------------
    3215-38Au          33.8         1467.8      1,511.8          0.15              0.74            0.60          0.09
--------------------------------------------------------------------------------------------------------------------------
    3215-38Zn          23.0         1,511.8     1,541.3          0.06              0.90            0.14          5.46
--------------------------------------------------------------------------------------------------------------------------
     3215-43           32.8         1,806.4     1,847.7          0.16              0.52            0.72          0.10
--------------------------------------------------------------------------------------------------------------------------
     3215-50           45.9         1827.4      1,895.3          0.11              0.38            0.39          0.02
--------------------------------------------------------------------------------------------------------------------------
     3215-58           29.5         1317.6      1,352.7          0.19              1.55            0.65          0.13
--------------------------------------------------------------------------------------------------------------------------
    including          16.4         1326.4       1347.8          0.25              1.88            0.70          0.07
--------------------------------------------------------------------------------------------------------------------------

The deep drilling program has entered a new phase with increased access provided from the Level 215 exploration drift. This program will provide additional information required in the Deep LaRonde Study. To date, 767 feet of development has been completed to the west.

REGIONAL GROWTH STUDIES PROGRESSING ON LAPA, GOLDEX AND DEEP LARONDE

The Company will provide an update on LAPA drilling activity in a separate press release before the conference call on April 24, 2003.

At GOLDEX, a number of technical studies have been initiated including rock fragmentation and subsidence, hoisting, shaft design, equipment, ventilation, manpower, rock mechanics, mining methods and underground infrastructure, metallurgy and plant design, resource estimate and environmental impact. These will culminate in a feasibility study, the results of which the Company plans to release at its Annual General Meeting on June 19, 2003.

A rock mechanic study was also initiated on the DEEP LARONDE project. A scoping study on this project is also expected in time for the Annual General meeting.

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


The longitudinal illustrations that detail the drill results presented in this news release can be viewed and downloaded from the Company's website WWW.AGNICO-EAGLE.COM (PRESS RELEASE) OR:

HTTP://FILES.NEWSWIRE.CA/3/ZONE7.PDF
HTTP://FILES.NEWSWIRE.CA/3/0423LARONDE20N.PDF

LIVE PRESENTATION TO BE HELD DURING CONFERENCE CALL

The Company's senior management will host a live presentation during its conference call on THURSDAY, APRIL 24, 2003 AT 11:00 A.M. (EST) in the Toronto Room II, Toronto Hilton, 145 Richmond Street West, Toronto, Ontario. The Company will discuss its first quarter 2003 financial and operating results. The Company will also provide an update on LaRonde's operating performance and the Company's exploration activities on its latest gold discovery, the Lapa Property. All those interested are invited to attend in person, by telephone or by webcast.

To participate in the conference call, please dial (416) 640-4127. To ensure your participation, please call approximately five minutes prior to the scheduled start of the call. A live audio webcast of the call will be available on the Company's website at WWW.AGNICO-EAGLE.COM.

LARONDE MINE TOUR

Analysts and investors are reminded of a TOUR OF THE LARONDE MINESITE on THURSDAY, MAY 22. The tour will focus on progress of underground development and will include a tour of the infrastructure at depth. An exploration update will also be provided on LaRonde and the Company's regional programs along its 20-mile position on the Cadillac-Bousquet Belt. Space is limited and will be reserved on a first-come first-serve basis. Please register with Hazel Winchester at 416-847-3717.

SCIENTIFIC AND TECHNICAL DATA

A qualified person, Marc. H. Legault, P.Eng., Agnico-Eagle's Manager, Project Evaluation, has verified the data disclosed in this news release. The verification procedures, the quality assurance program, quality control procedures may be found in the 2001 Ore Reserve Report, Agnico-Eagle Mines Limited, LaRonde Division, dated February 25, 2001, files on SEDAR.

FORWARD LOOKING STATEMENTS

This news release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form (AIF) filed with certain Canadian securities regulators (including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (as Form 20-F).

                                    More...                                    5

Agnico-Eagle is a long established Canadian gold producer with operations located in northwestern Quebec and exploration and development activities in eastern Canada and the southwestern United States. Agnico-Eagle's operating history includes over three decades of continuous gold production, primarily from underground mining operations. Agnico-Eagle's LaRonde Mine in Quebec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 23 consecutive years.


                                     - 30 -

Schedules Attached:
Management's Discussion and Analysis
Summarized Quarterly Data
Consolidated Financial Statements (excluding notes)


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


                  QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS
        (ALL FIGURES ARE EXPRESSED IN US DOLLARS UNLESS OTHERWISE NOTED)

RESULTS OF OPERATIONS

Agnico-Eagle reported a first quarter net loss of $6.2 million, or $0.07 cents per share, compared to net income of $0.5 million, or $0.01 cent per share, in the first quarter of 2002. Gold production in the first quarter of 2003 was below the Company's expectations with 55,005 ounces produced compared to 60,259 ounces in the first quarter of 2002. The first quarter production shortfall is due to a previously reported rock fall at the Company's LaRonde Mine. This event delayed the extraction of gold/copper mining blocks in March and caused higher than planned dilution in the mining blocks affected by the rock fall.

The first quarter of 2003 included a non-cash charge of $1.7 million (net of tax), or $0.02 per share, representing the cumulative effect of adopting Financial Accounting Standards Board Statement No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). For a full description of the accounting change, please see the Company's 2002 Management Discussion and Analysis of Operations and Financial Condition under the caption "Critical Accounting Policies - Reclamation Costs."

The table below summarizes the key variances in net loss for the first quarter of 2003 from the net income reported for the same period in 2002.

         (MILLIONS OF DOLLARS)                                                                   FIRST QUARTER
         ------------------------------------------------------------------------------------------------------
         Increase in gold price                                                                           $3.0
         Increase in copper production                                                                     2.0
         Increase in silver production and price                                                           1.6
         Increase in operating costs                                                                     (4.0)
         Increase in El Coco royalty                                                                     (2.2)
         Cumulative effect of adopting FAS 143                                                           (1.7)
         Decrease in gold production                                                                     (1.7)
         Increase in depreciation & amortization                                                         (1.3)
         Decrease in zinc production                                                                     (1.0)
         Stronger Canadian dollar                                                                        (0.8)
         Other                                                                                           (0.6)
                                                                                                        ------
         Net negative variance                                                                          $(6.7)
                                                                                                        ======

The increase in operating costs was attributable to the LaRonde Mine operating at 7,000 tons of ore treated per day compared to the 5,000 ton per day rate in the first quarter of 2002. Operating at the expanded rate, the mill processed a record 602,633 tons of ore in the first quarter of 2003 leaving onsite operating costs per ton unchanged over the first quarter of 2002 at C$52 per ton.

In the first quarter of 2003 cash operating costs per ounce, excluding the El Coco royalty, increased to $169 per ounce from $129 per ounce in 2002. Total cash operating costs to produce an ounce of gold were $243 compared to $161 in the same quarter of 2002. Although onsite operating costs remained unchanged at $52 per ton, total cash operating costs increased over 2002 due to lower gold

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

production, a higher El Coco royalty, lower byproduct zinc production and a stronger Canadian dollar. As illustrated by the table above, these negative impacts on total cash operating costs were only partially offset by increases in byproduct copper and silver production.

The following table provides a reconciliation of the total cash operating costs per ounce of gold produced to the financial statements:

       (THOUSANDS  OF DOLLARS, EXCEPT WHERE NOTED)                                      Q1 2003          Q1 2002
       ----------------------------------------------------------------------------------------------------------
       Cost of production per Consolidated Statements
           of Income (Loss)                                                             $24,347          $17,603
       Adjustments:
         Byproduct revenues                                                             (11,379)          (7,535)
         El-Coco royalty                                                                 (4,075)          (1,908)
         Revenue recognition adjustment (i)                                                 508             (57)
         Non cash reclamation provision                                                    (105)            (303)
                                                                                        -------          -------
       Cash operating costs                                                              $9,296           $7,800
       Gold production (ounces)                                                          55,005           60,529
                                                                                        -------          -------
       Cash operating cost (per ounce)                                                     $169             $129
       El-Coco royalty (per ounce)                                                           74               32
                                                                                        -------          -------
       Total cash operating costs (per ounce) (ii)                                         $243             $161
                                                                                        =======          =======

       Notes:
       (i) Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since cash costs are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the year.
       (ii) Total cash operating cost data is prepared in accordance with The Gold Institute Production Cost Standard and is not a recognized measure under US GAAP. Adoption of the standard is voluntary and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance. The data also indicates the Company's ability to generate cash flow and operating earnings at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP.

Amortization expense increased 39% to $4.5 million in the first quarter of 2003 from $3.2 million in the first quarter of 2002. The increase in amortization is attributable to the increased mill throughput of 26% and increased capital base resulting from the Company's expansion of the LaRonde Mine to 7,000 tons of ore treated per day.

Income and mining taxes increased to $0.6 million in the first quarter of 2003 from nil in the first quarter of 2002. The Company does not expect to pay cash income and mining taxes in 2003 however accrues deferred income and mining taxes to reflect the drawdown of tax pools.

LIQUIDITY AND CAPITAL RESOURCES

At March 31 2003, Agnico-Eagle's consolidated cash and cash equivalents were $141 million while working capital was $174 million. At December 31, 2002, the Company had $153 million in cash and cash equivalents and $185 million in working capital. Including the undrawn portion of its bank credit facility, the Company had $241 million of available cash resources at March 31, 2003 compared to $253 million at December 31, 2002. The Company currently has $100 million in

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

undrawn credit and expects to have an additional $25 million available in the fourth quarter of 2003 once certain completion tests are satisfied in connection with the LaRonde expansion to 7,000 tons per day.

Cash flow from operating activities, before working capital changes, was $(0.6) million in the first quarter of 2003 compared to $5.0 million in the first quarter of 2002. Operating cash flow was impacted by lower gold production, a higher El Coco royalty, lower byproduct zinc production and a stronger Canadian dollar offset partially by higher byproduct copper and silver production.

For the three months ended March 31, 2003, capital expenditures were $10.8 million compared to $14.3 million in the first quarter of 2002. The decrease is due to the Company having substantially completed the expansion of the LaRonde Mine to 7,000 tons per day. For the full year 2003, capital expenditures are expected to be $39 million, including $36 million at LaRonde and $3 million on other properties. The Company expects to fund these expenditures from operating cash flow and existing cash balances.

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


SUMMARIZED QUARTERLY DATA (UNAUDITED)                                                          AGNICO-EAGLE MINES LIMITED
-------------------------------------------------------------------------------------------------------------------------
(thousands of United States dollars,                                                         Three months ended March 31,
except where noted)                                                                                   2003           2002
-------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL DATA

INCOME AND CASH FLOW
LARONDE DIVISION
Revenues from mining operations                                                                $    30,112    $    25,547
Mine operating costs                                                                                24,347         17,603
-------------------------------------------------------------------------------------------------------------------------
Mine operating profit                                                                          $     5,765    $     7,944
-----------------------------------------------------------------------------------------------==========================

Net income (loss) for period                                                                   $    (6,237)   $       477
Net income (loss) per share                                                                    $     (0.07)   $      0.01
Operating cash flow (before non-cash working capital)                                          $      (577)   $     4,972
Weighted average number of shares - basic (in thousands)                                            83,725         68,006

Tons of ore milled                                                                                 602,633        477,333
Head grades:
     Gold                                                                                             0.10           0.14
     Silver                                                                                           2.44           2.52
     Zinc                                                                                            3.55%          5.24%
     Copper                                                                                          0.45%          0.22%
Recovery rates:
     Gold                                                                                           91.66%         94.54%
     Silver                                                                                         83.80%         83.70%
     Zinc                                                                                           78.20%         84.90%
     Copper                                                                                         79.10%         60.30%
Payable production:
     Gold (ounces)                                                                                  55,005         60,259
     Silver (ounces in thousands)                                                                    1,036            724
     Zinc (pounds in thousands)                                                                     27,964         35,997
     Copper (pounds in thousands)                                                                    3,956          1,131
Realized prices per unit of production:
     Gold (per ounce)                                                                          $       350    $       300
     Silver (per ounce)                                                                        $      4.70    $      4.48
     Zinc (per pound)                                                                          $      0.35    $      0.36
     Copper (per pound)                                                                        $      0.76    $      0.72

Onsite operating costs per ton milled (Canadian dollars)                                       $        52    $        52
-----------------------------------------------------------------------------------------------==========================

OPERATING COSTS PER GOLD OUNCE PRODUCED:
Onsite operating costs (including asset retirement expenses)                                   $       378    $       258
Less: Non-cash asset retirement expenses                                                                (2)            (5)
      Net byproduct revenues                                                                          (207)          (124)
-------------------------------------------------------------------------------------------------------------------------
CASH OPERATING COSTS                                                                           $       169    $       129
Accrued El Coco royalties                                                                               74             32
-------------------------------------------------------------------------------------------------------------------------
TOTAL CASH COSTS                                                                               $       243    $       161
Non-cash costs:
     Reclamation provision                                                                               2              5
     Depreciation and amortization                                                                      82             54
-------------------------------------------------------------------------------------------------------------------------
Total operating costs                                                                          $       327    $       220
-----------------------------------------------------------------------------------------------==========================

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


CONSOLIDATED BALANCE SHEETS                                                              AGNICO-EAGLE MINES LIMITED
-------------------------------------------------------------------------------------------------------------------
 (thousands of United States dollars, US GAAP BASIS)                           March 31,               December 31,
                                                                                    2003                       2002
-------------------------------------------------------------------------------------------------------------------
                                                                             (UNAUDITED)
ASSETS
Current
Cash and cash equivalents                                                  $     141,238             $      152,934
Metals awaiting settlement                                                        25,465                     29,749
Income taxes recoverable                                                           2,341                      2,900
Inventories:
   Ore stockpiles                                                                  5,116                      4,604
   In-process concentrates                                                         1,411                      1,008
   Supplies                                                                        4,916                      5,008
Prepaid expenses and other                                                         9,027                     10,025
-------------------------------------------------------------------------------------------------------------------
Total current assets                                                             189,514                    206,228
Fair value of derivative financial instruments                                     2,437                      1,835
Investments and other assets                                                       9,514                      8,795
Future income and mining tax assets                                               23,664                     23,890
Mining properties                                                                361,289                    353,059
-------------------------------------------------------------------------------------------------------------------
                                                                           $     586,418             $      593,807
---------------------------------------------------------------------------========================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities                                   $      14,576             $       15,246
Dividends payable                                                                    706                      3,013
Income and mining taxes payable                                                        -                        954
Interest payable                                                                     260                      1,873
-------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                         15,542                     21,086
-------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                   143,750                    143,750
-------------------------------------------------------------------------------------------------------------------
Fair value of derivative financial instruments                                         -                      5,346
-------------------------------------------------------------------------------------------------------------------
Asset retirement obligation and other liabilities                                  8,846                      5,043
-------------------------------------------------------------------------------------------------------------------
Future income and mining tax liabilities                                          22,215                     20,889
-------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Common shares
     Authorized - unlimited
     Issued - 83,767,794 (2002 - 83,636,861)                                     593,216                    591,969
Warrants                                                                          15,732                     15,732
Contributed surplus                                                                7,181                      7,181
Deficit                                                                         (202,260)                  (196,023)
Accumulated other comprehensive loss                                             (17,804)                   (21,166)
-------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                       396,065                    397,693
-------------------------------------------------------------------------------------------------------------------
                                                                           $     586,418             $      593,807
---------------------------------------------------------------------------========================================

NOTE: CERTAIN ITEMS HAVE BEEN RECLASSIFIED FROM FINANCIAL STATEMENTS PREVIOUSLY PRESENTED TO CONFORM TO THE CURRENT PRESENTATION.

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


CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)     AGNICO-EAGLE MINES LIMITED
-------------------------------------------------------------------------------------------------------------------
 (thousands of United States dollars,                                                  Three months ended March 31,
except per share amounts, US GAAP BASIS)                                                     2003              2002
-------------------------------------------------------------------------------------------------------------------
REVENUES
Revenues from mining operations                                                     $      30,112    $       25,547
INTEREST AND SUNDRY INCOME                                                                    641                36
-------------------------------------------------------------------------------------------------------------------
                                                                                           30,753            25,583
COSTS AND EXPENSES
Production                                                                                 24,347            17,603
Exploration and corporate development                                                       1,472               749
Depreciation and amortization                                                               4,517             3,251
General and administrative                                                                  1,467             1,001
Provincial capital tax                                                                        489               380
Interest                                                                                    2,217             1,916
Foreign currency gain                                                                        (217)                -
-------------------------------------------------------------------------------------------------------------------
Income (loss) before income, mining and federal capital taxes                              (3,539)              683

Federal capital tax                                                                           325               206
Income and mining tax expense                                                                 630                 -
-------------------------------------------------------------------------------------------------------------------
Income (loss) before cumulative catch-up adjustment                                        (4,494)              477
Cumulative catch-up adjustment relating to asset retirement obligations                    (1,743)                -
-------------------------------------------------------------------------------------------------------------------
Net income (loss) for the period                                                    $      (6,237)   $          477
-------------------------------------------------------------------------------------------------------------------

Net income (loss) before cumulative catch-up adjustment per share,
     basic and diluted                                                              $       (0.05)   $         0.01
Cumulative catch-up adjustment per share - basic and diluted                                (0.02)                -
-------------------------------------------------------------------------------------------------------------------
Net income (loss) per share - basic and diluted                                     $       (0.07)   $         0.01
-------------------------------------------------------------------------------------------------------------------

Weighted average number of shares (in thousands)-
   basic                                                                                   83,725            68,006
   diluted                                                                                 84,552            79,283
-------------------------------------------------------------------------------------------------------------------


COMPREHENSIVE INCOME (LOSS):

NET INCOME (LOSS) FOR THE PERIOD                                                    $      (6,237)      $       477
OTHER COMPREHENSIVE INCOME (LOSS):
   UNREALIZED GAIN (LOSS)  ON HEDGING ACTIVITIES                                            3,227            (1,833)
   UNREALIZED GAIN ON AVAILABLE FOR SALE SECURITIES                                           135                 -
-------------------------------------------------------------------------------------------------------------------

OTHER COMPREHENSIVE INCOME (LOSS)                                                           3,362            (1,833)
-------------------------------------------------------------------------------------------------------------------

COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD                                          $      (2,875)      $    (1,356)
-------------------------------------------------------------------------------------------------------------------

NOTE: CERTAIN ITEMS HAVE BEEN RECLASSIFIED FROM FINANCIAL STATEMENTS PREVIOUSLY PRESENTED TO CONFORM TO THE CURRENT PRESENTATION.


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

CONSOLIDATED STATEMENTS OF DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE LOSS (UNAUDITED)  AGNICO-EAGLE MINES LIMITED
-------------------------------------------------------------------------------------------------------------------
(thousands of United States dollars,                                                   Three months ended March 31,
except per share amounts, US GAAP BASIS)                                                       2003            2002
-------------------------------------------------------------------------------------------------------------------


DEFICIT
Balance, beginning of period                                                          $   (196,023)  $    (197,220)
Net income (loss) for the period                                                            (6,237)            477
-------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                                $   (202,260)  $    (196,473)
-------------------------------------------------------------------------------------------------------------------



ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance, beginning of period                                                          $    (21,166)  $     (15,576)
Other comprehensive income (loss) for the period                                             3,362          (1,833)
-------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                                $    (17,804)  $     (17,409)
-------------------------------------------------------------------------------------------------------------------

NOTE: CERTAIN ITEMS HAVE BEEN RECLASSIFIED FROM FINANCIAL STATEMENTS PREVIOUSLY PRESENTED TO CONFORM TO THE CURRENT PRESENTATION.


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

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)                                                  AGNICO-EAGLE MINES LIMITED
------------------------------------------------------------------------------------------------------------------------------
(thousands of United States dollars, US GAAP BASIS)                                               Three months ended March 31,
                                                                                                          2003            2002
------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss) for the period                                                                   $    (6,237)  $         477
Add (deduct) items not affecting cash from operating activities:
   Depreciation and amortization                                                                         4,517           3,251
   Provision for (recoveries of) future income and mining taxes                                          1,326               -
   Unrealized (gain) loss on derivative contracts                                                       (2,270)              -
   Cumulative catch-up adjustment related to asset retirement obligations                                1,743               -
   Amortization of deferred costs and other                                                                344           1,244
------------------------------------------------------------------------------------------------------------------------------
Cash flow from operations, before working capital changes                                                 (577)          4,972
Change in non-cash working capital balances
   Metals awaiting settlement                                                                            4,119          (9,153)
   Income taxes recoverable                                                                               (395)           (594)
   Inventories                                                                                            (823)            229
   Prepaid expenses and other                                                                              571          (2,174)
   Accounts payable and accrued liabilities                                                               (670)          1,330
   Interest payable                                                                                     (1,613)         (1,667)
------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) operating activities                                                             612          (7,057)
------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Additions to mining properties                                                                         (10,837)        (14,252)
INCREASE IN INVESTMENTS AND OTHER                                                                         (188)             (9)
------------------------------------------------------------------------------------------------------------------------------
Cash flows used in investing activities                                                                (11,025)        (14,261)
------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Dividends paid                                                                                          (2,431)         (1,289)
Common shares issued                                                                                     1,195           5,226
Proceeds from long-term debt                                                                                 -         143,750
Financing costs                                                                                              -          (5,266)
Repayment of the Company's senior convertible notes                                                          -        (121,971)
------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) financing activities                                                          (1,236)         20,450
------------------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents                                               (47)            (17)

Net decrease in cash and cash equivalents                                                              (11,696)           (885)
Cash and cash equivalents, beginning of period                                                         152,934          21,180
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                                           $   141,238  $       20,295
------------------------------------------------------------------------------------------------------------------------------

OTHER OPERATING CASH FLOW INFORMATION:
Interest paid during the period                                                                    $     3,602  $       19,397
------------------------------------------------------------------------------------------------------------------------------
Taxes paid (recovered) during the period                                                           $         -  $        3,329
------------------------------------------------------------------------------------------------------------------------------

NOTE: CERTAIN ITEMS HAVE BEEN RECLASSIFIED FROM FINANCIAL STATEMENTS PREVIOUSLY PRESENTED TO CONFORM TO THE CURRENT PRESENTATION.

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